SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

CSRA Inc.

(Name of Subject Company (Issuer))

Red Hawk Enterprises Corp.

a wholly-owned subsidiary of

General Dynamics Corporation

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12650T104

(CUSIP Number of Class of Securities)

Gregory S. Gallopoulos, Esq.

Senior Vice President, General Counsel and Secretary

General Dynamics Corporation

2941 Fairview Park Drive, Suite 100

Falls Church, Virginia 22042-4513

(703) 876-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joseph P. Gromacki, Esq.

Jenner & Block LLP

353 N. Clark Street

Chicago, Illinois 60654-3456

(312) 222-9350

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$6,928,074,643.15	$862,545.29

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 165,124,117 issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of CSRA Inc., a Nevada corporation (the “Company”), multiplied by the offer price of $41.25 per Share; (ii) 2,355,365 Shares issuable pursuant to options to acquire Shares from the Company and stock appreciation rights to receive cash or Shares of the Company (“Company Stock Options”) with an exercise price less than the offer price of $41.25 per Share, multiplied by $17.81, which is the offer price of $41.25 per Share minus the weighted average exercise price for the Company Stock Options of $23.44 per Share; (iii) 691,531 Shares issuable pursuant to the Company’s restricted share unit awards granted pursuant to the CSRA Inc. 2015 Omnibus Incentive Plan whose vesting is conditioned in full or in part based on achievement of performance goals or metrics (the “Company PSUs”) multiplied by the offer price of $41.25 per Share; (iv) 1,014,530 Shares issuable pursuant to Company’s other restricted share unit awards granted pursuant to the CSRA Inc. 2015 Omnibus Incentive Plan (the “Company RSUs”) multiplied by the offer price of $41.25 per Share; and (v) 106,200 Shares issuable pursuant to the restricted stock unit awards granted pursuant to the CSRA, Inc. 2015 Non-Employee Director Incentive Plan (the “Director RSUs”) multiplied by the offer price of $41.25 per Share. The foregoing share figures have been provided by the Company to the Purchaser and are as of March 1, 2018, the most recent practicable date.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245. With respect to fees paid prior to March 20, 2018, the date of filing of Amendment No. 4 to the Schedule TO, the filing fee was calculated by multiplying the previously disclosed transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$852,006.88	Filing Party: Red Hawk Enterprises Corp. and General Dynamics Corporation
Form or Registration No.:	Schedule TO	Date Filed: March 5, 2018
Amount Previously Paid:	$10,538.41	Filing Party: Red Hawk Enterprises Corp. and General Dynamics Corporation
Form or Registration No.:	Schedule TO-T/A	Date Filed: March 20, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), initially filed with the Securities and Exchange Commission on March 5, 2018 by (i) Red Hawk Enterprises Corp., a Nevada corporation (“Purchaser”) and a wholly owned subsidiary of General Dynamics Corporation, a Delaware corporation (“Parent”), and (ii) Parent, to purchase all of the shares of common stock, par value $0.001 per share (“Shares”), of CSRA Inc., a Nevada corporation (“CSRA” or the “Company”), that are issued and outstanding, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 5, 2018 (as it may be amended or supplemented from time to time, including by the Amendment and Supplement to the Offer to Purchase dated as of March 20, 2018, the “Offer to Purchase”), and the related letter of transmittal and letter of instruction to the Company’s 401(k) Plan participants (as each of them may be amended or supplemented from time to time, the “Letter of Transmittal” and the “Letter of Instruction,” respectively, and, together with the Offer to Purchase, the “Offer”), copies of which are referenced in this Amendment as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

This Amendment is being filed to amend and supplement the Offer to Purchase, including Items 1-11 and Item 12 as reflected below.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(R)	Frequently Asked Questions for GDIT Managers, first distributed on March 28, 2018

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2018

GENERAL DYNAMICS CORPORATION

By:	/s/ Gregory S. Gallopoulos
Name:	Gregory S. Gallopoulos
Title:	Senior Vice President, General Counsel and Secretary

RED HAWK ENTERPRISES CORP.

By:	/s/ Gregory S. Gallopoulos
Name:	Gregory S. Gallopoulos
Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase*

(a)(1)(B)	Form of Letter of Transmittal, together with Form W-9*

(a)(1)(C)	Form of Letter of Instruction*

(a)(1)(D)	Form of Notice of Guaranteed Delivery*

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(G)	Form of Summary Advertisement as published in The New York Times on March 5, 2018*

(a)(1)(H)	Joint press release, dated February 12, 2018, issued by the Company and Parent, relating to the proposed acquisition of the Company by a subsidiary of Parent (incorporated herein by reference from Exhibit 99.1 to Parent’s first Current Report on Form 8-K, filed with the Commission on February 12, 2018)*

(a)(1)(I)	Investor presentation, dated February 12, 2018 (incorporated herein by reference from Exhibit 99.1 to Parent’s second Current Report on Form 8-K, filed with the Commission on February 12, 2018)*

(a)(1)(J)	Transcript of conference call with investors on February 12, 2018 (incorporated herein by reference from Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO, filed by Parent with the Commission on February 13, 2018)*

(a)(1)(K)	Communication to employees of General Dynamics Information Technology dated February 12, 2018 (incorporated herein by reference from Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO, filed by Parent with the Commission on February 13, 2018)*

(a)(1)(L)	Transcript of webcast on February 21, 2018 (incorporated herein by reference from Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO, filed by Parent with the Commission on February 21, 2018)*

(a)(1)(M)	Press release, dated March 18, 2018, issued by Parent, relating to Parent proceeding with the proposed acquisition of the Company*

(a)(1)(N)	Amendment and Supplement to the Offer to Purchase, dated March 20, 2018*

(a)(1)(O)	Joint press release, dated March 20, 2018, issued by Parent and the Company, announcing an increase in the offer price*

(a)(1)(P)	Current Report on Form 8-K, filed by the Parent with the Commission on March 20, 2018, describing Amendment No. 1 and the 364-Day Credit Agreement (incorporated herein by reference to Parent’s Current Report on Form 8-K filed with the Commission on March 20, 2018)*

(a)(1)(Q)	Current Report on Form 8-K, filed by Parent with the Commission on March 26, 2018, describing the Resignation and Appointment Agreement with respect to the 364-Day Credit Agreement (incorporated herein by reference to Parent’s Current Report on Form 8-K filed with the Commission on March 26, 2018)*

(a)(1)(R)	Frequently Asked Questions for GDIT Managers, first distributed on March 28, 2018

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 of the Company filed with the Commission on March 5, 2018 (incorporated herein by reference)*

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint press release, dated March 20, 2018, issued by Parent and the Company, announcing an increase in the offer price*

(a)(5)(B)	Current Report on Form 8-K, filed by Parent with the Commission on March 20, 2018, describing Amendment No. 1 and the 364-Day Credit Agreement (incorporated herein by reference to Parent’s Current Report on Form 8-K filed with the Commission on March 20, 2018)*

(b)(1)	364-Day Incremental Credit Facility Commitment Letter, dated March 1, 2018, by and among Parent, JPMorgan Chase Bank, N.A., Wells Fargo Securities, LLC and Wells Fargo Bank, National Association (incorporated herein by reference from Exhibit 10.1 to Parent’s Current Report on Form 8-K, filed with the Commission on March 5, 2018)*

(b)(2)	Five-Year Multicurrency Credit Facility Commitment Letter, dated March 1, 2018, by and among Parent, JPMorgan Chase Bank, N.A., Wells Fargo Securities, LLC and Wells Fargo Bank, National Association*

(b)(3)	364-Day Credit Agreement, dated March 16, 2018, by and among Parent, JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders named therein (incorporated herein by reference from Exhibit 10.1 to Parent’s Current Report on Form 8-K, filed with the Commission on March 20, 2018)*

(b)(4)	Five-Year Credit Agreement, dated March 16, 2018, by and among Parent, JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders named therein*

(b)(5)	Amendment and Restatement Agreement, dated March 16, 2018, by and among Parent, JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders named therein*

(b)(6)	Resignation and Appointment Agreement, dated March 23, 2018, by an among JPMorgan Chase Bank, N.A., as resigning administrative agent, Wells Fargo Bank, National Association, as successor administrative agent, and certain guarantors and lenders named therein, with respect to the 364-Day Credit Agreement (incorporated herein by reference from Exhibit 10.1 to Parent’s Current Report on Form 8-K, filed with the Commission on March 26, 2018)*

(b)(7)	Resignation and Appointment Agreement, dated March 23, 2018, by an among JPMorgan Chase Bank, N.A., as resigning administrative agent, Wells Fargo Bank, National Association, as successor administrative agent, and certain guarantors and lenders named therein, with respect to the Five-Year Credit Agreement*

(b)(8)	Resignation and Appointment Agreement, dated March 23, 2018, by an among JPMorgan Chase Bank, N.A., as resigning administrative agent, Wells Fargo Bank, National Association, as successor administrative agent, and certain guarantors and lenders named therein, with respect to the Amendment and Restatement Agreement*

(d)(1)	Agreement and Plan of Merger, dated February 9, 2018, by and among Parent, Purchaser and the Company, incorporated herein by reference from Exhibit 2.1 to Parent’s first Current Report on Form 8-K, filed with the Commission on February 12, 2018*

(d)(2)	Letter Agreement, dated December 13, 2017, between the Company and Parent*

(d)(3)	Amendment No. 1 to Agreement and Plan of Merger, dated March 20, 2018, by and among Parent, Purchaser and the Company (incorporated herein by reference from Exhibit 2.1 to Parent’s Current Report on Form 8-K filed with the Commission on March 20, 2018)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.